FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2004

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

TABLE OF CONTENTS

Item

1.	Form 6k dated December 6, 2004 along with the Press Release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

ICICI Bank Limited

Dated: December 6, 2004	By:	/s/ Nilesh Trivedi

Name: Title:	Nilesh Trivedi Assistant Company Secretary

Item 1

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

News Release	December 6, 2004

ICICI Bank’s Board of Directors to consider sponsored ADR offering

The Board of Directors of ICICI Bank (NYSE: IBN) will meet on December 13, 2004 to consider a proposal for sponsoring an issue of ADRs against existing shares held by its shareholders. Such a proposal would enable existing shareholders to divest their holding in the overseas market through the mechanism of sponsored ADR offering.

This notice does not constitute an offer to sell or the solicitation of an offer to buy any ICICI Bank securities, nor will there be any sale of any ICICI Bank securities in any State or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such State or jurisdiction.

The ADRs of ICICI Bank may not be sold nor may offers to buy such ADRs be accepted prior to the time that a registration statement filed with the U.S. Securities and Exchange Commission becomes effective.

For further press queries please call Madhvendra Das at 91-22-2653 8208 or e-mail: madhvendra.das@icicibank.com.

For investor queries please call Rakesh Jha at 91-22-2653 6157 or Anindya Banerjee at 91-22-2653 7131 or email at ir@icicibank.com.